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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               American IDC Corp.
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                                (Name of Issuer)

                          Common Stock, Par Value $.001
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                         (Title of Class of Securities)

                                   0267 2M104
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                                 (CUSIP Number)

                                Robert Schumacher
                       11301 Olympic Boulevard, Suite 680
                              Los Angeles, CA 90064
                                 (310) 445-2599
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                  March 31, 2003, May 15, 2003, July 23, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0267 2M104
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Robert Schumacher
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)............................................................................

(b)............................................................................
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3. SEC Use Only................................................................

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4. Source of Funds (See Instructions)

OO
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) . [ ].

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6. Citizenship or Place of Organization

United States of America

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Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power: 2,060,000 shares on March 18, 2003; 2,360,000 shares of common stock on May 15, 2003; 3,360,000 shares of common stock on July 23, 2003

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8. Shared Voting Power: 0

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9. Sole Dispositive Power: 2,060,000 shares on March 18, 2003; 2,360,000 shares of common stock on May 15, 2003; 3,360,000 shares of common stock on July 23, 2003

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10. Shared Dispositive Power: 0

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11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,060,000 shares on March 18, 2003; 2,360,000 shares of common stock on May 15, 2003; 3,360,000 shares of common stock on July 23, 2003

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Not applicable.

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13. Percent of Class Represented by Amount in Row (11): 20% on March 18, 2003; 20% on May 15, 2003; 19% on July 23, 2003

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14. Type of Reporting Person (See Instructions): IN

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ITEM 1.                Security and Issuer
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         Common Stock, Par Value, $.001

         American IDC Corp.
         11301 Olympic Blvd., Ste. 680
         Los Angeles, CA 90064

ITEM 2.                Identity and Background
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         (a) Name: Robert Schumacher

         (b) Residence or business address:
         11301 Olympic Blvd., Ste. 680
         Los Angeles, CA 90064

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

         Officer of American IDC Corp.
         11301 Olympic Blvd., Ste. 680
         Los Angeles, CA 90064

         Owner of Schumacher Associates
         309 S. Peck Drive
         Beverly Hills, CA 90212
         Schumacher Associates is a business consulting firm

         (d,e) Legal Proceedings

         During the last five years, Mr. Schumacher has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Mr. Schumacher has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship:

         United States of America

ITEM 3.           Source and Amount of Funds or Other Consideration
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         On March 19, 2003, Mr. Schumacher was issued 2,000,000 shares of restricted common stock for consulting services rendered to the company. On May 15, 2003, Mr. Schumacher was issued 300,000 shares of common stock, registered on Form S-8, for consulting services rendered to the company. On July 23, 2003, Mr. Schumacher was issued 1,000,000 shares of restricted common stock for consulting services rendered to the company.

ITEM 4.                Purpose of Transaction
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         Please see Item 3. On July 23, 2003, Mr. Schumacher was elected as Chief Operating Officer of the company.

ITEM 5.                Interest in Securities of the Issuer
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            (a) Out of 10,145,000 shares of American IDC outstanding as reported on the Form 10-QSB filed for the quarter ended March 31, 2002, at March 19, 2003, Mr. Schumacher owned 2,060,000 shares, or approximately 20% of the outstanding common stock of American IDC Corp. Out of 11,655,000 shares of American IDC outstanding at May 19, 2003, Mr. Schumacher owned 2,360,000 shares, or approximately 20% of the outstanding common stock of American IDC Corp. Out of 17,594,000 shares of American IDC outstanding at July 23, 2003, Mr. Schumacher owns 3,360,000 shares, or approximately 19% of the outstanding common stock of American IDC Corp.
            (b) Mr. Schumacher has the sole power to vote and dispose of the shares described in paragraph (a).
            (c) Not applicable.
            (d) Not applicable.
            (e) Not applicable.

ITEM 6.                Contracts, Arrangements, Understandings or Relationships
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with Respect to Securities of the Issuer
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         None.

ITEM 7.                Material to Be Filed as Exhibits
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         None.

                                    Signature
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 1, 2003
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Date

/s/ Robert Schumacher
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Signature

Robert Schumacher
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)